PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

January 14, 2016

VIA EDGAR

Mail Stop 3030

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re: PositiveID Corporation

Preliminary Information Statement on Schedule 14C

Response dated December 30, 2015

File No. 001-33297

Dear Ms. Ravitz:

We are in receipt of your comment letter dated January 12, 2016 regarding the above referenced response letter. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.	Please expand your response to prior comment 1 to clarify the purpose in holding the meeting, given the indications provided by the Majority Stockholders that they intend to support each proposal to be presented.

RESPONSE: As discussed in a telephone call between our counsel and an SEC staff member on January 12, 2016, our Certificate of Incorporation requires an actual meeting of shareholders in order for the Company to take certain actions. In addition, Delaware state law requires an actual meeting of shareholders in order for director elections to take place.

As further discussed on the January 12th call, we now plan on holding our annual meeting later this year after the Form 10-K is filed in March. At this annual meeting, proposals 1 (director elections); 2 (auditor appointment ratification); and 4 (approval of a stock incentive plan), with additional proposals possible, will be considered.

The Company now plans on holding a special meeting of shareholders on February 25th just to consider proposal 3 (increase in authorized shares). The 14C attached as Exhibit A to this response letter (marked against the version attached to our December 30, 2015 response letter) just has this one proposal.

2.	We note from page 2 that you are sending with this information statement your annual report on Form 10-K and consolidated financial statements for the year ended December 31, 2014. Please revise in accordance with Exchange Act Rule 14c-3(a)(1) and Compliance and Disclosure Interpretation No. 1S, under the caption “Proxy Rules and Schedule 14A” in our March 1999 Supplement, available on our Web site at http://www.sec.gov/interps/telephone/phonesupplement1.htm Please also update the disclosure you provided pursuant to Item 402 of Regulation S-K, as appropriate..

RESPONSE: As discussed in response to comment 1, we are no longer holding an annual meeting at which directors will be elected. Therefore, we are no longer required to distribute the annual report to security holders described in Exchange Act Rule 14c-3(a) and further described in Rule 14a-3(b).

At such time as the annual meeting to elect directors takes place, our annual report to security holders will comply with Exchange Act Rules 14c-3(a) and 14a-3(b) as well as Compliance and Disclosure Interpretation “Proxy Rules and Schedule 14A” No. 1S (March 1999 Supplement).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Positive ID Corporation.

By: /s/ William J. Caragol

Name: William J. Caragol

Title: Chief Executive Officer and

Acting Chief Financial Officer